SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES AND EXCHANGE COMMISSION
         For the fiscal year ended December 30, 1995

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to _______.


                          Commission file number 1-7657


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN



                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

                              Financial Statements
                          and Supplemental Information

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan


                 For the years ended December 30, 1995 and 1994
                       with Report of Independent Auditors

                     Lehman Brothers Holdings Inc.
                       Tax Deferred Savings Plan

                          Financial Statements
                      and Supplemental Information

             For the years ended December 30, 1995 and 1994



                                Contents

Report of Independent Auditors                                               1

Financial Statements


Statements of Net Assets Available for Plan Benefits, With Fund Information 2 Statements of Changes in Net Assets Available for Plan Benefits,
With Fund Information                                                        4
Notes to Financial Statements                                                7

Supplemental Information

Schedule  I    Schedule of Investments Held                                  15
Schedule  II   Schedule  of Series of Transactions in Excess of Five Percent
               of Net  Assets  Available  for  Plan  Benefits  at
               Beginning of Year                                             16
Schedule  III  Schedule of Single Transaction in Excess of Five Percent of
               Net  Assets  Available  for  Plan  Benefits  at
               Beginning of Year                                             17

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

                         Report of Independent Auditors

The Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan as of December 30, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan at December 30, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with general accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1995, and single and series of transactions in excess of five percent of net assets available for plan benefits for the year ended December 30, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP
April 23, 1996



                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1995

                                Investment Funds
     -------------------------------------------------------------------------------------------------------------------------------
                                                                         American      Lehman             Twentieth      Lehman
                                                   Short                 Express       Brothers           Century        Brothers
                                                   Term        Fixed     Company       Holdings Inc.      Ultra          Prime Value
                                                   Interest    Income    Common        Common             Investors      Money
                                                   Fund        Fund      Stock Fund    Stock Fund         Fund           Market Fund
Assets
Institutional Contracts(at cost plus interest)             $ 132,302,233
Investments at fair value:
American Express Company common stock
  629,545 shares (cost: $14,453,710)                                  $ 26,047,424
 Lehman Brothers Holdings Inc. common stock
  583,133 shares (cost: $9,999,553)                                                 $ 12,391,576
Twentieth Century Ultra Investors Fund
  1,617,105 shares (cost: $34,455,115)                                                               $ 42,222,614
Lehman Brothers Prime Value Money Market Fund
  18,862,032 shares (cost: $18,862,032                                                                                 $ 18,862,032
Templeton Foreign Fund
   2,817,938 shares (cost: $26,120,965)
Income Fund of America
 971,763 shares (cost: $13,266,086)
 Fidelity Capital & Income Fund
   1,648,532 shares (cost: $15,509,153)
Vanguard Index Trust 500 Portfolio
284,211 shares (cost: $13,849,110)
PIMCO Total Return Fund
864,302 shares (cost: $8,733,498)
 Vanguard Fixed Income Long-Term Corporate Portfolio
899,925 shares (cost: $7,620,417)

                                                    -       132,302,233  26,047,424   12,391,576      42,222,614        18,862,032

Cash and short-term investments ............  $ 264,946           1,366          19    1,970,388          79,748            18,680
Interest and dividends receivable ..              1,403             208       5,308        1,024              17               --
Other receivables ...................            38,741          20,286      43,894         --               817               802
Net Inter-fund transfers (payable) receivable      -         (3,487,122)   (165,254)     202,581       1,475,836          (158,132)
Total assets                                    305,090     128,836,971  25,931,391   14,565,569      43,779,032        18,723,382

Liabilities
Accrued liabilities                               -              43,599       9,024        3,885          13,627             6,576
Other liabilities                                 -                 -            -       686,824          79,016           133,953
Total liabilities                                 -              43,599       9,024      690,709          92,643           140,529
                                               -------------------------------------------------------------------------------------

 Net assets available for plan benefits       $305,090     $128,793,372 $25,922,367  $13,874,860    $ 43,686,389      $ 18,582,853

                                               ====================================================================================
See accompanying notes


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1995

                                Investment Funds  (Cont'd.)
     -------------------------------------------------------------------------------------------------------------------------------

                                                                                                           Vanguard
                                                                                   Vanguard      PIMCO     Fixed Income
                                               Templeton   Income    Fidelity      Index Trust   Total     Long Term
                                               Foreign     Fund of   Capital &     500           Return    Corporate
                                               Fund        America   Income Fund   Portfolio     Fund      Portfolio         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
Institutional Contracts(at cost plus interest)                                                                          $132,302,233
Investments at fair value:
American Express Company common stock
629,545 shares (cost: $14,453,710)                                                                                        26,047,424
Lehman Brothers Holdings Inc. common stock
  583,133 shares (cost: $9,999,553)                                                                                       12,391,576
Twentieth Century Ultra Investors Fund
  1,617,105 shares (cost: $34,455,115)                                                                                    42,222,614
Lehman Brothers Prime Value Money Market Fund
  18,862,032 shares (cost: $18,862,032                                                                                    18,862,032
Templeton Foreign Fund
   2,817,938 shares (cost: $26,120,965)     $25,868,671                                                                   25,868,671
Income Fund of America
 971,763 shares (cost: $13,266,086)                      $15,421,879                                                      15,421,879
 Fidelity Capital & Income Fund
   1,648,532 shares (cost: $15,509,153)                                $15,100,549                                        15,100,549
Vanguard Index Trust 500 Portfolio
284,211 shares (cost: $13,849,110)                                                 $16,370,552                            16,370,552
PIMCO Total Return Fund
864,302 shares (cost: $8,733,498)                                                               $9,265,317                 9,265,317
 Vanguard Fixed Income Long-Term Corporate Portfolio
899,925 shares (cost: $7,620,417)                                                                          $8,531,288      8,531,288
                                              --------------------------------------------------------------------------------------
                                              25,868,671  15,421,879    15,100,549  16,370,552   9,265,317  8,531,288    322,384,135
Cash and short-term investments                   45,917      18,226        39,346      55,643         723     15,987      2,510,989
Interest and dividends receivable                      1         17              9           -           -          -          7,987
Other receivables                                    326       1,825            -        6,252         119      1,957        115,019
Net Inter-fund transfers (payable) receivable    256,638     669,924        36,368   1,140,740     (27,797)    56,218            -
                                               -------------------------------------------------------------------------------------
Total assets                                  26,171,553 $16,111,871   $15,176,272 $17,573,187  $9,238,362 $8,605,450   $325,018,130

Liabilities
Accrued liabilities                                8,373       4,757         4,849       4,790       2,909      2,647        105,036
Other liabilities                                 47,411      18,161        40,767      55,524          -      15,696      1,077,352
Total liabilities                                 55,784      22,918        45,616      60,314       2,909     18,343      1,182,388

Net assets available for plan benefits       $26,115,769 $16,088,953   $15,130,656 $17,512,873  $9,235,453 $8,587,107   $323,835,742

See accompanying notes



                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1994

                                Investment Funds
     -------------------------------------------------------------------------------------------------------------------------------
                                                                         American      Lehman             Twentieth      Lehman
                                                   Short                 Express       Brothers           Century        Brothers
                                                   Term        Fixed     Company       Holdings Inc.      Ultra          Prime Value
                                                   Interest    Income    Common        Common             Investors      Money
                                                   Fund        Fund      Stock Fund    Stock Fund         Fund           Market Fund
Assets
Institutional Contracts(at cost plus interest)             $ 129,781,154
Investments at fair value:
American Express Company common stock
  785,101 shares (cost: $18,025,118)                                  $ 23,160,480
 Lehman Brothers Holdings Inc. common stock
  266,054 shares (cost: $4,025,178)                                                  $ 3,924,294
Twentieth Century Ultra Investors Fund
  1,374,370 shares (cost: $28,401,537)                                                               $ 27,418,687
Lehman Brothers Prime Value Money Market Fund
  25,519,916 shares (cost: $25,519,916                                                                                  $ 25,519,916
Templeton Foreign Fund
   2,439,078 shares (cost: $22,799,568)
Income Fund of America
 865,302 shares (cost: $11,613,345)
Fidelity Capital & Income Fund
 1,237,997 shares (cost: $11,813,730)
S&P 500 Index Fund
  2,976,168 shares (cost: $8,205,869)
PIMCO Total Return Fund
 717,901 shares (cost: $7,235,949)
Vanguard Fixed Income Long-Term Corporate Portfolio
 792,170 shares (cost: $6,664,576)

                                                    -       129,781,154 23,160,480      3,924,294       27,418,687       25,519,916

Cash and short-term investments ............  $ 421,886          23,406     30,670      2,043,805           57,022                4
Interest and dividends receivable ..              2,020               6    180,666            126              -                -
Other receivables ...................               -           257,926    598,648          7,541              647           20,396
Net Inter-fund transfers (payable) receivable  (145,644)      1,329,188   (605,604)       723,022         (206,380)      (1,292,122)
Total assets                                    278,262     131,391,680 23,364,860      6,698,788       27,269,976       24,248,194

Liabilities
Accrued liabilities                               -              11,782     42,384          5,027            -               56,600
Other liabilities                                 -              45,236      8,753         18,070           65,314          119,736
Total liabilities                                 -              57,018     51,137         23,097           65,314          176,336
                                               -------------------------------------------------------------------------------------
 Net assets available for plan benefits       $278,262     $131,334,662    $23,313,723 $6,675,691      $27,204,662      $24,071,858

                                               ====================================================================================
See accompanying notes


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1994

                                Investment Funds  (Cont'd.)
     -------------------------------------------------------------------------------------------------------------------------------

                                                                                                           Vanguard
                                                                                                 PIMCO     Fixed Income
                                               Templeton   Income    Fidelity      S&P           Total     Long Term
                                               Foreign     Fund of   Capital &     500 Index     Return    Corporate
                                               Fund        America   Income Fund   Fund          Fund      Portfolio         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
Institutional Contracts(at cost plus interest)                                                                          $129,781,154
Investments at fair value:
American Express Company common stock
  785,101 shares (cost: $18,025,118)                                                                                      23,160,480
Lehman Brothers Holdings Inc. common stock
  266,054 shares (cost: $4,025,178)                                                                                        3,924,294
Twentieth Century Ultra Investors Fund
  1,374,370 shares (cost: $28,401,537)                                                                                    25,519,916
Lehman Brothers Prime Value Money Market Fund
  25,519,916 shares (cost: $25,519,916                                                                                    21,512,668
Templeton Foreign Fund
   2,439,078 shares (cost: $22,799,568)     $25,512,668                                                                   25,868,671
Income Fund of America
 865,302 shares (cost: $11,613,345)                      $11,370,073                                                      11,370,073
Fidelity Capital & Income Fund
 1,237,997 shares (cost: $11,813,730)                                $10,683,915                                          10,683,915
S&P 500 Index Fund
 2,976,168 shares (cost: $8,205,869)                                                 $8,532,970                            8,532,970
PIMCO Total Return Fund
 717,901 shares (cost: $7,235,949)                                                               $6,956,461                6,956,461
Vanguard Fixed Income Long-Term Corporate Portfolio
 792,170 shares (cost: $6,664,576)                                                                           $6,376,973    6,376,973
                                              --------------------------------------------------------------------------------------
                                              21,512,668  11,370,073  10,683,915      8,532,970  6,956,461    6,376,973  275,237,591
Cash and short-term investments                   44,084      17,088        -            44,660     11,986       14,969    2,709,580
Interest and dividends receivable                      -         -        27,927            232          -           -       210,977
Other receivables                                  2,340         -        21,006             -           -           -       908,504
Net Inter-fund transfers (payable) receivable    339,898    (106,044)     69,481        (79,819)   (92,254)      66,278         -
                                               -------------------------------------------------------------------------------------
Total assets                                  21,898,990 $11,281,117 $10,802,329     $8,498,043  $6,876,193  $6,458,220 $279,066,652

Liabilities
Accrued liabilities                                    -      (2,081)     (1,387)           -           -           -        112,325
Other liabilities                                 50,967      20,533      31,303         3,564      14,052       16,868      394,396
Total liabilities                                 50,967      18,452      29,916         3,564      14,052       16,868      506,721

Net assets available for plan benefits       $21,848,023 $11,262,665 $10,772,413    $8,494,479  $6,862,141   $6,441,352 $278,559,931

See accompanying notes


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

 Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information

                      For the year ended December 30, 1995

                                Investment Funds


                                     -----------------------------------------------------------------------------------------------
                                                                   American          Lehman          Twentieth     Lehman
                                         Short                     Express           Brothers        Century       Brothers
                                         Term        Fixed         Company           Holdings Inc.   Ultra         Prime Value
                                         Interest    Income        Common            Common          Investors     Money
                                         Fund        Fund          Stock Fund        Stock Fund      Fund          Market Fund
Investment Income:
Interest and dividends ................   $ 26,828   $ 10,071,950    $  523,084      $  111,718  $         81    $ 1,279,112
Net realized and unrealized appreciation       --              --     8,654,132       2,692,213    11,341,951             --
in fair value of investments
                                            26,828     10,071,950     9,177,216       2,803,931    11,342,032      1,279,112

Contributions:
Employer ..................................    --            --             --        1,942,105           --              --
Participants ..............................    --       5,033,752           --          911,904     4,710,456      2,239,425
Rollovers .................................    --         278,928           --          346,015       853,738        792,644
                                                                                                                  ----------
                                               --       5,312,680           --        3,200,024     5,564,194      3,032,069

Net inter-fund transfers (out) in .........    --      (5,178,427)   (1,885,859)      2,381,618     3,467,897     (4,457,741)
Administrative fees .......................    --         (63,637)      (12,970)         (7,353)      (20,892)        (7,300)
Participant withdrawals ...................    --     (12,664,640)   (4,617,562)     (1,175,156)   (3,871,504)    (5,337,041)
Transfer (to) from other plan .............    --         (19,216)      (52,181)         (3,895)          --           1,896
                                                                                                                  ----------
                                               --     (17,925,920)   (6,568,572)      1,195,214      (424,499)    (9,800,186)
                                                                                                                  ----------

Net increase (decrease) ...................  26,828    (2,541,290)    2,608,644       7,199,169    16,481,727     (5,489,005)
Net assets available for plan benefits,     278,262   131,334,662    23,313,723       6,675,691    27,204,662     24,071,858
beginning of year
Net assets available for plan benefits,   $ 305,090  $128,793,372   $25,922,367     $13,874,860   $43,686,389    $18,582,853
end of year

See accompanying notes


                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                      For the year ended December 30, 1995

                                Investment Funds   (Cont'd)

- ------------------------------------------------------------------------------------------------------------------------------------

                                                                   Fidelity     Vanguard      PIMCO      Vanguard
                                         Templeton    Income       Capital &    Index Trust   Total      Fixed Income
                                         Foreign      Fund of      Income       500  Common   Return     Long Term           Total


                                     -----------------------------------------------------------------------------------------------
Investment Income:
Interest and dividends ................  $  679,973   $  760,033  $ 1,258,820   $   264,339   $   570,046  $  580,903   $16,126,887
Net realized and unrealized appreciation  2,032,974    2,663,597      690,665     3,543,643       923,361   1,231,803    33,774,339
in fair value of investments
                                          2,712,947    3,423,630    1,949,485     3,807,982     1,493,407   1,812,706    49,901,226

Contributions:
Employer ..................................    --           --            --         --              --        --         1,942,105
Participants .............................3,855,195    1,323,131    2,102,150     1,944,526       979,827     823,661    23,924,027
Rollovers ................................. 340,238      103,436    1,385,821     1,135,472       242,340     110,257     5,588,889
                                          4,195,433    1,426,567    3,487,971     3,079,998     1,222,167     933,918    31,455,021

Net inter-fund transfers (out) in .......   335,733    1,123,167      538,318     3,290,669       196,222     188,403         --
Administrative fees ......................  (12,940)      (7,393)      (7,449)       (7,572)       (4,534)     (4,060)     (156,100)
Participant withdrawals ...............  (2,961,087)  (1,137,603)  (1,608,695)   (1,152,683      (533,950)   (785,212)  (35,845,133)
Transfer (to) from other plan ............   (2,340)      (2,080)      (1,387)       --              --          --         (79,203)
                                         (2,640,634)     (23,909)  (1,079,213)    2,130,414      (342,262)   (600,869)  (36,080,436)

Net increase (decrease) ................  4,267,746    4,826,288    4,358,243     9,018,394     2,373,312   2,145,755    45,275,811
Net assets available for plan benefits,  21,848,023   11,262,665   10,772,413     8,494,479     6,862,141   6,441,352   278,559,931
beginning of year
Net assets available for plan           $26,115,769  $16,088,953   15,130,656   $17,512,873   $ 9,235,453  $8,587,107  $323,835,742
benefits, end of year

See accompanying notes


                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

 Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                      For the year ended December 30, 1994

                                Investment Funds

- ------------------------------------------------------------------------------------------------------------------------------------
                                                            American      Lehman       Twentieth      Lehman
                                                            Express       Brothers      Century       Brothers
                                  Short Term  Fixed         Company       Holdings Inc.  Ultra        Prime Value        Templeton
                                  Interest    Income        Common        Common        Investors     Money Market       Foreign
                                  Fund        Fund          Stock Fund    Stock Fund     Fund         Fund               Fund
                                 ---------------------------------------------------------------------------------------------------

Investment Income:
 Interest and dividends ..........$  17,158   $ 10,719,468   $  1,135,434  $   41,812   $      --       $ 1,056,132       $ 353,646
 Net realized and unrealized
(depreciation) appreciation in
fair value of investments           (81,618)          --          109,065    (100,703)     (179,557)           --           (93,396)
                                    (64,460)    10,719,468      1,244,499     (58,891)     (179,557)      1,056,132         260,250

Contributions:
 Employer ........................     --             --             --     2,031,469          --              --              --
 Participants ....................     --        6,965,544      1,602,503     123,420     1,800,024         790,935       1,406,570
 Rollovers .......................     --          525,865         25,189      72,944       404,335         416,054         392,716
                                       --        7,491,409      1,627,692   2,227,833     2,204,359       1,206,989       1,799,286

Net inter-fund transfers (out) in.  (63,126)    (6,987,552)    (8,198,496)  4,763,906    26,137,835      31,360,417      20,671,234
Administrative fees ..............     --          (79,801)       (15,345)     (1,953)      (16,226)        (17,647)        (13,217)
Participant withdrawals ..........   (1,393)   (11,758,274)    (4,337,114)   (266,825)     (923,061)     (8,498,990)       (856,357)
Transfer (to) from other plan ....     --       (1,343,886)      (288,514)     11,621       (18,688)     (1,035,043)        (13,173)
                                    (64,519)   (20,169,513)   (12,839,469)  4,506,749    25,179,860      21,808,737      19,788,487

Net (decrease) increase .......... (128,979)    (1,958,636)    (9,967,278)  6,675,691    27,204,662      24,071,858      21,848,023
Net assets available for plan
benefits, beginning of year         407,241    133,293,298     33,281,001        --            --              --              --
Net assets available for plan
benefits, end of year             $ 278,262   $131,334,662   $ 23,313,723  $6,675,691   $27,204,662   $  24,071,858   $  21,848,023
                                  ==================================================================================================

See accompanying notes


                         Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

 Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                      For the year ended December 30, 1994

                                Investment Funds  (Cont'd.)

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Smith
                                                                      Vanguard      Barney         High Income           Smith
                                                      PIMCO         Fixed Income    Shearson       Fund of              Barney
 Income            Fidelity           S&P              Total          Long-Term     Daily          Smith Barney         Shearson
 Fund of           Capital &          500             Return          Corporate     Dividend       Shearson             Appreciation
 America          Income Fund      Index Fund          Fund           Portfolio     Fund           Income Funds         Fund Inc.
- ------------------------------------------------------------------------------------------------------------------------------------

$   472,299     $    639,488    $      8,568     $   307,525     $   292,025    $     62,573    $    382,324    $    617,369


   (186,129)      (1,189,615)        342,231        (287,739)       (307,078)           --          (511,551)        143,120
    286,170         (550,127)        350,799          19,786         (15,053)         62,573        (129,227)        760,489


        -               -               -               -               -                               -               -
     550,492         810,032         477,273         355,373         385,975         549,660       1,270,058       2,985,947
     176,936         179,253         222,513         128,301          76,922          17,209          39,730          76,793
     727,428         989,285         699,786         483,674         462,897         566,869       1,309,788       3,062,740

  10,502,421      10,900,037       7,836,419       6,537,906       6,245,445      (7,411,013)    (12,057,837)    (38,183,231)
      (6,655)         (6,681)         (4,875)         (4,127)         (3,884)           --              --              --
    (248,433)       (551,737)       (385,788)       (153,129)       (250,212)       (258,300)       (454,733)     (1,529,549)
       1,734          (8,364)         (1,862)        (21,969)          2,159             141          (1,012)         (2,895)
  10,249,067      10,333,255       7,443,894       6,358,681       5,993,508      (7,669,172)    (12,513,582)    (39,715,675)

  11,262,665      10,772,413       8,494,479       6,862,141       6,441,352      (7,039,730)    (11,333,021)    (35,892,446)

        --              --              --              --              --         7,039,730      11,333,021      35,892,446

$ 11,262,665    $ 10,772,413    $  8,494,479    $  6,862,141    $  6,441,352    $       --      $       --      $       --
====================================================================================================================================


                         Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

 Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                      For the year ended December 30, 1994

                                Investment Funds (Cont'd.)

- ------------------------------------------------------------------------------------------------------------------------------------
                                                       Utilities        Diversified
     Smith                             Smith             Fund           Strategic
    Barney                            Barney          of Smith        Income Fund
   Shearson         Salomon          Shearson          Barney           of Smith
    Global         Brothers         Aggressive        Shearson           Barney
 Opportunities      Capital           Growth           Income           Shearson
     Fund            Fund              Fund            Funds          Income Funds      Total
- -----------------------------------------------------------------------------------------------------------------------------------

$      29,807    $         --      $        --        $  167,315        $ 164,457     $ 16,467,400


       29,702         (233,129)      (1,014,214)        (515,146)        (188,634)      (4,264,391)
       59,509         (233,129)      (1,014,214)        (347,831)         (24,177)      12,203,009


       --                 --               --               --               --          2,031,469
    1,915,442             --          2,987,189          956,970          663,310       26,596,717
       64,346             --             93,284           39,939           17,805        2,970,134
    1,979,788             --          3,080,473          996,909          681,115       31,598,320

  (14,403,295)      (4,374,522)     (19,599,511)      (7,682,648)      (5,994,389)            --
         --               --               --               --               --           (170,411)
     (407,188)        (128,826)        (693,201)        (234,367)         (72,079)     (32,009,556)
       (1,976)            (688)          (3,704)           1,585             (208)      (2,724,742)
  (14,812,459)      (4,504,036)     (20,296,416)      (7,915,430)      (6,066,676)     (34,904,709)

  (12,773,162)      (4,737,165)     (18,230,157)      (7,266,352)      (5,409,738)       8,896,620

   12,773,162        4,737,165       18,230,157        7,266,352        5,409,738      269,663,311

$        --       $         --     $         --        $      --       $       --    $ 278,559,931
===================================================================================================

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                           December 30, 1995 and 1994


 1.  Description of the Plan

General

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through April 1, 1996. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants upon completion of 12 months of service. Effective July 1, 1995, the 12-month eligibility requirement has been eliminated and hourly employees are eligible to participate in the Plan. All eligible employees of the Company can participate in the Plan immediately upon date of hire.

Prior to May 31, 1994, the Company was a subsidiary of the American Express Company ("American Express"). On May 31, 1994, American Express completed the distribution of a special dividend to its shareholders of all of the common stock of the Company held by American Express. In connection with this distribution, shareholders of American Express received one fifth of one share of the Company's common stock for every American Express common share held on the record date. As a result of this special dividend, the Company is no longer a subsidiary of American Express.

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of his annual compensation, as defined in the Plan document. The Company may make a contribution, in Company stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

   1. Participants whose compensation is below $37,800 per year who have not earned commission income greater than $1,000 and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before Tax contributions.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes To Financial Statements (Continued)

 1.  Description of the Plan-continued

   2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

   3. Company contributions will not be made for participants whose compensation exceeds $100,000 per year.

In 1995 and 1994, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used cash to purchase the Company's common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Code provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. In 1995 and 1994, the maximum limitation amount was $9,240. For 1996, the maximum limitation amount is $9,500. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

Investments

Effective April 1, 1994, a participant's contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes To Financial Statements (Continued)


 1.  Description of the Plan-continued

Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among the investment funds on a monthly basis.

The following is a general description of each investment fund in which the Plan invested since April 1994, as directed by participants:

   Fixed Income Fund: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                                                       Carrying Value at
                                 Maturity   Interest     December 30,
                                   Date     Rate(%)    1995         1994
Metropolitan Life Insurance Co.
     Contract #11649             06/30/96    9.62    $7,668,194    $27,981,003
     Contract #12865             03/31/97    8.10    10,058,107      9,304,447
     Contract #13955             06/15/99    8.25    15,839,622              -

Allstate Life Insurance Company
     Contract #GICGA5584         12/15/00    7.30    16,278,034     15,171,525
     Contract #GICGA5806         07/15/00    6.81     9,085,550              -

John Hancock Mutual Life Insurance Co.
     Contract #5724              01/08/96    9.51     5,330,455     12,169,828
     Contract #5565              03/31/97    9.60    11,156,679     11,153,715

Prudential Asset Management Group
      Contract #7430-211         12/15/99    6.52     8,574,596     12,075,132
      Contract #7430-212         12/15/99    7.30    12,544,475     11,691,029

American International Life
  Assurance Company of New York
     Contract #18180T            10/01/98    5.45    12,698,805     12,042,490

People's Security Insurance Co.
     Contract #BDA00473FR        08/15/01    8.20    10,842,259      7,826,976
     Contract #BDA00568FR        12/15/01*   6.85     1,067,481              -

Aetna Life Insurance Co.
     Contract #014005            12/30/97    8.80     6,401,281      5,883,534

The Principal Financial Group
     Contract #4-08804-01        12/15/00    6.15
                                                      4,756,695      4,481,475
                                                    $132,302,233  $129,781,154

* This contract is cancelable by the issuer on 06/30/97

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                         Notes to Financial Statements

                           December 30, 1995 and 1994


 1.  Description of the Plan-continued


   The present value of the contracts approximates the carrying value as of December 30, 1995 and December 30, 1994. Present value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

   American Express Company Common Stock Fund: This fund invests solely in the common stock of American Express. As of May 31, 1994, this fund has been closed to any new contributions, dividend reinvestments, or transfers in from other funds.

   Lehman Brothers Holdings Inc. Common Stock Fund: This fund invests solely in the common stock of the Company. This fund was established May 31, 1994 and began accepting contributions as of July 1, 1994.

   Twentieth Century Ultra Investors Fund: The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium and small-sized companies with above average growth potential.

   Lehman Brothers Prime Value Money Market Fund: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal.

   Templeton Foreign Fund: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

   Income Fund of America: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

   Fidelity Capital & Income Fund: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

   Vanguard Index Trust 500 Portfolio/S&P 500 Index Fund: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

   PIMCO Total Return Fund: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (Continued)

 1.  Description of the Plan-continued

   Vanguard Fixed Income Long-Term Corporate Portfolio: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

Prior to April 1994, a participant could invest in any of the following investment funds listed below, as well as the American Express Company Common Stock Fund and the Fixed Income Fund. During this period, contributions to the investment funds could be made in increments of 25%, with a maximum of 50% of contributions permitted to be invested in the American Express Company Common Stock Fund. Participants could elect to change their contribution and investment balance allocations among the investment funds effective December 31, April 1, July 1, and October 1 of each year.

The following is a general description of the previous investment funds in which the Plan invested prior to April 1, 1994:

   Smith Barney  Shearson Daily  Dividend  Fund:  This fund invests in shares of
   Smith Barney Shearson Daily Dividend Fund, Inc., a registered investment company. The fund invests in short-term money market investments such as U.S. Government issued or guaranteed securities, certificates of deposit, bankers acceptances and high-grade commercial paper.

   High Income Fund of the Smith Barney Shearson Income Funds: This fund invests in Class C shares of Smith Barney Shearson High Income Fund, Inc., a registered investment company. The fund invests in a diversified portfolio, including high-yield fixed-income securities, preferred stocks, and domestic and foreign government obligations.

   Smith Barney Shearson Appreciation Fund, Inc.: This fund invests in Class C shares of Smith Barney Shearson Appreciation Fund, Inc., a registered investment company. The fund's objective is long-term appreciation of capital by investing primarily in equity securities.

   Smith Barney Shearson Global Opportunities Fund: This fund invests in Class C shares of Smith Barney Shearson Global Opportunities Fund, a registered investment company. The fund's objective is long-term appreciation of capital, primarily through investments in common stocks of foreign and domestic securities.

   Salomon Brothers Capital Fund: This fund invests in shares of Salomon Brothers Capital Fund, Inc., a registered investment company. The fund's objective is to seek capital appreciation through investments in securities, primarily common stock, which are believed

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (Continued)

 1.  Description of the Plan-continued

   to have above average price appreciation potential and which may also involve above average risk. As of October 1, 1990, this fund has been closed to any new contributions or transfers in from other funds.

   Smith Barney Shearson Aggressive Growth Fund: This fund invests in Class C shares of Smith Barney Shearson Aggressive Growth Fund, Inc., a registered investment company. This fund invests principally in the securities of small- or medium-sized companies which are believed to have above average price appreciation potential, but which may also have above average risk.

   Utilities Fund of the Smith Barney Shearson Income Funds: This fund invests in Class C shares of the Utilities Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund uses a balanced approach of investing in a diversified portfolio of high quality utility stocks and investment grade utility bonds to achieve its objective of current income.

   Diversified  Strategic Income Fund of the Smith Barney Shearson Income Funds:
   This fund invests in Class C shares of the Diversified Strategic Income Fund of the Smith Barney Shearson Income Funds, a registered investment company. This fund's objective is to provide investors with high current income through investment in a combination of U.S. government bond and agency securities, high yield corporate bonds and foreign government bonds.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. Although hardship withdrawals are allowed, a participant may be subject to an additional 10 percent tax imposed by the Code.

If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However,

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (Continued)

 1.  Description of the Plan-continued

if the balance in his account exceeds $3,500, payment will not be made without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

Benefits Payable

Benefits payable to those participants who have elected to withdraw from the Plan but have not yet been paid was $5,837,737 and $6,847,867 in 1995 and 1994, respectively.

Vesting

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

Income Tax Status

The Internal Revenue Service ("IRS") made a favorable determination in a letter dated February 14, 1995 that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that the trust established as part of the Plan is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. It is not anticipated that amendments to the Plan after the date of the IRS determination letter will affect the qualified and tax-exempt status of the Plan and trust.

 2.  Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

Other

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

                         Lehman Brothers Holdings Inc.
                           Tax Deferred Savings Plan

                   Notes to Financial Statements (Continued)


 2.  Summary of Significant Accounting Policies-continued

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

 3.  Administrative Fees

Except to the extent paid by the Company all expenses of the Plan are paid by the Plan. In 1995 and 1994, the Plan was charged $156,101 and $170,411 for administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan, as well as all expenses paid to affiliated investment managers.

 4.  Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

 5.  Related Party Transactions

On April 1, 1995, the manager of the S&P 500 Index Fund was changed to The Vanguard Group. Prior to April 1, 1995, the investments maintained in the S&P 500 Index Fund were managed by PanAgora Asset Management ("PanAgora"), an affiliate of the Company. Prior to April 1, 1995, all fees relating to the management of the S&P 500 Index Fund were paid by the Company. The investment objective of the fund remained the same.

The Company sponsors the Lehman Brothers Prime Value Money Market Fund.

 6.  Transfer to Other Plan

On July 31, 1993, pursuant to an asset purchase agreement (the "Agreement") with Primerica Corporation (now known as "The Travelers Inc.") and its subsidiary, Smith Barney, Harris, Upham & Company Incorporated ("Smith Barney"), the Company sold its domestic retail brokerage business (except for such businesses conducted under the Lehman Brothers name) and substantially all of its asset management business. As a result of the sale, a significant number of employees became employed by Smith Barney. In 1995 and 1994, additional employees transferred to Smith Barney. The account balances associated with these participants were transferred to the Primerica Corporation Savings Plan for Shearson Employees in the applicable year.

                         Supplemental Information

                                                                    Schedule I
                       Lehman Brothers Holdings Inc.
                         Tax Deferred Savings Plan

                       Schedule of Investments Held

                             December 30, 1995

                                          Par Value/  Current Value       Cost
                                            Number     at December   at December
                                          of Shares     30, 1995       30, 1995
Contracts Issued By Institutions
Metropolitan Life Insurance Co.
          Contract #11649                 7,668,194  $ 7,668,194    $ 7,668,194
          Contract #12865                10,058,107   10,058,107     10,058,107
          Contract #13955                15,839,622   15,839,622 *   15,839,622
Allstate Life Insurance Co.
          Contract #GICA5584             16,278,034   16,278,034 *   16,278,034
          Contract #GICA5806              9,085,550    9,085,550      9,085,550
John Hancock Mutual Life Insurance Co.
          Contract #5724                  5,330,455    5,330,455      5,330,455
          Contract $5565                 11,156,679   11,156,679     11,156,679
Prudential Asset Management Group
          Contract #7430-211              8,574,596    8,574,596      8,574,596
          Contract #7430-212             12,544,475   12,544,475     12,544,475
American International Life Assurance
Company Of New York
          Contract 18180T                12,698,805   12,698,805     12,698,805
People's Security Insurance Co.
          Contract #BDA00473FR           10,842,259   10,842,259     10,842,259
          Contract #BDA00568FR            1,067,481    1,067,481      1,067,481
Aetna Life Insurance Co.
          Contract #014005                6,401,281    6,401,281      6,401,281
The Principal Financial Group
          Contract #4-08804-01            4,756,695    4,756,695      4,756,695
                                                       -------------------------
                                                    $132,302,233   $132,302,233
                                                     ===========================

Stock Funds
American Express Company common stock       629,545  $26,047,424 *   $14,453,710
Lehman Brothers Holdings Inc. common        583,133   12,391,576       9,999,553
stock
                                                     ---------------------------
                                                     $38,439,000     $24,453,263
                                                     ===========================

Mutual Funds
Twentieth Century Ultra Investors Fund    1,617,105  $42,222,614  *  $34,455,115
Lehman Brothers Prime Value Money        18,862,032   18,862,032  *   18,862,032
Market Fund
Templeton Foreign Fund                    2,817,938   25,868,671  *   26,120,965
Income Fund Of America                      971,763   15,421,879  *   13,266,086
Fidelity Capital & Income Fund            1,648,532   15,100,549  *   15,509,153
Vanguard Index Trust 500 Portfolio          284,211   16,370,552  *   13,849,110
PIMCO Total Return Fund                     864,302    9,265,317       8,733,498
Vanguard Fixed Income Long-Term             899,925    8,531,288       7,620,417
Corporate Portfolio
                                                   =============================
                                                      $151,642,902  $138,416,376
                                                   =============================

* Investment in excess of five percent of Net Assets Available for Plan
Benefits

                                   Schedule II
                       Lehman Brothers Holdings Inc.
                         Tax Deferred Savings Plan

      Schedule of Series of Transactions in Excess of Five Percent of
        Net Assets Available for Plan Benefits at Beginning of Year

                   For the year ended December 30, 1995

                                 Contract      Cost of     Proceeds
Description                       Number      Purchases      From     Gain(Loss)
                                                             Sales

Lehman Prime Value Money                    $4,223,727
Market Fund
Lehman Prime Value Money                               $10,881,611       -
Market Fund

Vanguard Index Trust 500                    14,696,157
Portfolio
Vanguard Index Trust 500                                   983,262      $99,832
Portfolio

Metropolitan Life Insurance Co.     11649    1,650,870
Metropolitan Life Insurance Co.     11649               21,963,679        -

Metropolitan Life Insurance Co.     13955   24,179,121
Metropolitan Life Insurance Co.     13955               8,339,499         -

Allstate Life Insurance Co.     #GICA5806   15,961,146
Allstate Life Insurance Co.     #GICA5806               6,875,596         -

                                  Schedule III
                       Lehman Brothers Holdings Inc.
                         Tax Deferred Savings Plan

       Schedule of Single Transactions In Excess of Five Percent of
        Net Assets Available for Plan Benefits at Beginning of Year

                   For the year ended December 30, 1995

                                            Cost of      Proceeds
Description                                Purchases       From      Gain(Loss)
                                                          Sales

Metropolitan Life Insurance Co.   11649           -
Metropolitan Life Insurance Co.                        21,963,679     -

SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                LEHMAN BROTHERS HOLDINGS INC.
                                                TAX DEFERRED SAVINGS PLAN




                                                By:/s/ Wendy Kleinschmidt
                                                Wendy Kleinschmidt
                                                Lehman Brothers Holdings Inc.
                                                Employee Benefit Plans Committee

June 28, 1996

                                  EXHIBIT INDEX

Exhibit No.                         Description

(23)                                Consent of Experts

Exhibit 23

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement of Lehman Brothers Holdings Inc. (Form S-8, File No. 33-53923), pertaining to the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan"), of our report dated April 23, 1996, with respect to the financial statements and supplemental schedules of the Plan included in the Plan's Annual Report (Form 11-K) for the year ended December 30, 1995.



                                                       /s/ Ernst & Young LLP


New York, New York
June 28, 1996